UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated November 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.
Date: November 25, 2020	By:	/s/ Sébastien Robitaille
		Name:	Sébastien Robitaille
		Title:	Chief Financial Officer

Exhibit 99.1

Montrouge, France, November 24, 2020

DBV Technologies Announces Leadership Changes

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that Dr. Hugh Sampson has decided to step down from his role as Chief Scientific Officer (CSO) at DBV, effective December 1, 2020, to return to his research program at the Jaffe Food Allergy Institute at Mount Sinai. While acting as CSO, Dr. Sampson continued his commitment to the food allergy community by directing his research lab, running a NIH-sponsored prevention trial, and seeing patients in clinical practice part-time.

Dr. Sampson will take on a new role as Scientific Adviser to the Chief Executive Officer and Chairman of DBV’s Scientific Advisory Board. In this capacity, he will remain involved in DBV’s ongoing development of epicutaneous immunotherapy (EPIT™).

After three years serving on DBV’s Scientific Advisory Board, Dr. Sampson joined DBV in 2015 to formally lead the Company’s global scientific efforts and explore potential new applications of investigational Viaskin™ for the treatment of food allergies and autoimmune disorders, and for the development of novel vaccines. Dr. Sampson is the Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine at Mount Sinai and the Director Emeritus of the Jaffee Food Allergy Institute. He is a member of the National Academy of Medicine, past chair of the Section on Allergy & Immunology of the American Academy of Pediatrics and the past-president of the American Academy of Allergy, Asthma and Immunology.

“Hugh is universally regarded as a leader in medical research in food allergy and immunology. We’re honored that he has contributed his remarkable expertise to advancing the Viaskin™ platform and shaping the scientific approach to our potential food allergy treatments. Today’s announcement is part of a thoughtful transition process, and we are grateful that he will continue to be an integral part of our team in his new role,” said Daniel Tassé, DBV’s Chief Executive Officer. “I’d like to thank Hugh for his commitment to our pursuit of improving patient outcomes and his ongoing, steadfast leadership.”

“I have always been impressed by the dedication and energy of everyone at DBV, and it has been an honor for me to act as DBV’s Chief Scientific Officer for the past five years,” said Dr. Sampson. “I am proud of what DBV has accomplished in better understanding the biology of EPIT and its potential applications. Now is the right time for me to return to Mount Sinai and focus on my research programs in novel diagnostics and prevention of food allergy. We have worked with purpose to advance the potential behind the clinical profile of EPIT, and I am excited by the possibility that it may be a viable treatment option for millions of patients. I look forward to continuing to work with DBV to advance their efforts in my new capacity as Scientific Advisor to Daniel.”

About DBV Technologies

DBV Technologies is developing Viaskin™, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential benefits of Viaskin Peanut, the Company’s continued development of epicutaneous immunotherapy, and the Company’s transition plans. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the Company’s products have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, including the impact of the COVID-19 pandemic. Furthermore, the timing of any action by any regulatory agency cannot be guaranteed. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

Investor Relations Contact

Anne Pollak

+ 1 (857) 529-2363

anne.pollak@dbv-technologies.com

Media Contact

Angela Marcucci

+1 (646) 842-2393

angela.marcucci@dbv-technologies.com